August 25, 2006

Via EDGAR, Fax and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Freeport-McMoRan Copper & Gold Inc.
                    Schedule TO-I and 13E-3 filed August 10, 2006
                    File No. 005-41332

Dear Ms. Ransom:

On behalf of Freeport-McMoRan Copper & Gold Inc. (the “Company” or “we”), we are submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by facsimile dated August 22, 2006 in connection with the above-captioned Schedule TO-I and 13E-3. We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by our response.

Enclosed with this letter are supplementary materials, described in our Response 6 below and identified in the index attached to this letter. In accordance with Rule 12b-4 of the Securities Exchange Act of 1934, we request that the supplemental information submitted with this letter be returned to us after the Staff has completed its review. Further, in accordance with 17 CFR 200.83, we request that the supplementary materials labeled as Documents 6.1 and 6.2 receive confidential treatment under the Freedom of Information Act for reasons of business confidentiality.

Schedules 13E-3 and TO

General

Comment 1: We note that it does not appear that EDGAR reflects the receipt of a Schedule 13E-3 for this transaction. While we note that you have checked the going-private transaction box on the Schedule TO, this does not alleviate the need to properly identify the filing with appropriate header tags. You must either jointly file the original Schedule TO-I and Schedule 13E-3 with appropriate header tags and request a date adjustment to the original August 10th filing date or file an exclusive Schedule 13E-3 and Schedule TO-I without such a date adjustment request as soon as possible. Contact the Office of Edgar and Information Analysis by facsimile at (202) 772-9216 to request guidance on resubmitting the filing with appropriate header tags or to ask for a date adjustment. When you are prepared to make the

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August 25, 2006

corrected filing, you may contact by telephone Edgar filer support at (202) 551-8900 or the Office of Edgar Information and Analysis at (202) 551-3610 for additional guidance.

Response 1: We complied with this comment on August 25, 2006, by jointly filing the original Schedule TO-I and Schedule 13E-3 with the appropriate header tags and requested a date adjustment to the original August 10th filing date. Note that at the time of filing on August 10, the software used by us to make EDGAR filings would not allow us to complete two different templates for the joint filing of the Schedule TO-I and Schedule 13E-3. The software engineers were notified of and have remedied the problem.

Comment 2: It appears that you include some of the disclosure required by Schedule 13E-3 in the Schedule 13E-3 itself and not in the Offering Circular that you disseminated to security holders. See, for example, the disclosure you have provided pursuant to Item 2(f) of Schedule 13E-3. We assume that you did not disseminate the Schedule 13E-3 to security holders. If this is the case, please advise us as to what consideration you have given to ensuring that all of the disclosure required to be disseminated to security holders appears in the Offering Circular. Refer to Rule 13e-3(e)(1).

Response 2: In view of your comment, we will incorporate the specific language contained in Items 2(e) and 2(f) of Schedule 13E-3 into the Offering Circular under the subsection entitled “Background of and Reasons for the Offer.” See Response 13 below.

In addition, in view of your comment, we will incorporate the specific language contained in Item 14 of Schedule 13E-3 into the Offering Circular under the subsection titled “Summary of the Offer” as follows (revised language underlined):

Q: To whom can you direct your questions about the offer?

A: If you have questions regarding the information in this offering circular or the offer, please contact us or our information agent at the telephone numbers or addresses listed below. Certain officers or other employees of the company may respond to questions regarding the Offer of Premium and solicit tenders of Notes in the Offer of Premium. No special compensation will be paid to any such officer or employee for any duties performed in connection with the Offer of Premium, which will be identical to their regular duties. If you have questions regarding the procedures for tendering your Notes for conversion or require assistance in tendering your Notes, please contact our conversion agent, The Bank of New York, at the telephone number or address listed below. If you would like additional copies of this offering circular, our 2005 Annual Report on Form 10-K, our 2006 quarterly reports on Form 10-Q, our current reports on Form 8-K, our 2006 annual meeting proxy statement on Schedule 14A, or our April 30, 2003 prospectus describing the Notes, please contact us or our information agent at the telephone numbers or addresses listed below.

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August 25, 2006

Item 3: Identity and Background of Filing Person

Comment 3: We note that you have incorporated by reference your definitive proxy statement on Schedule 14A filed on March 22, 2006. We presume that you intended to incorporate this information in order to satisfy the requirement that you provide information about your directors and executive officers pursuant to Item 1003(a) of Regulation M-A. If so, please revise your Schedule 13E-3 to specifically incorporate this information by reference as an exhibit to the Schedule pursuant to General Instruction F of Schedule 13E-3. This comment also applies to Item 10 of your Schedule 13E-3, where you incorporate by reference the information that is reflected under “Where You Can Find Additional Information” in the Offering Circular; note that Schedules TO and 13E-3 do not provide for the ability to incorporate by reference information that has been incorporated by reference.

Response 3: General Instruction F of both Schedule TO and Schedule 13E-3 states that a copy of any information that is incorporated by reference or a copy of the pertinent pages of a document containing the information must be submitted as an exhibit, unless it was previously filed with the Commission electronically on EDGAR (emphasis added). With respect to Item 3 of Schedule 13E-3, we incorporated the information regarding our directors and executive officers required to be disclosed pursuant to Item 1003(a) of Regulation M-A by reference to our definitive proxy statement on Schedule 14A, which was previously electronically filed with the Commission on March 22, 2006, via EDGAR. Item 10 of Schedule 13E-3 incorporates by reference the information set forth in the Offering Circular under the heading “Fees and Expenses.” We believe your comment may refer to Item 10 of Schedule TO-I, which we will revise as follows (revised language with a strike through):

(a), (b) Financial Statements: The information in the Offering Circular under the headings “Capitalization,” “Ratio of Earnings to Fixed Charges and Preferred Stock Dividends,” “Selected Historical Consolidated Financial and Operating Data,” and “Pro Forma Summary of Debt Maturities” ~~and the financial statements and information contained in the reports described in the Offering Circular under the heading “Where You Can Find Additional Information”~~ are incorporated herein by reference.

Offering Circular

Cautionary Notice Regarding Forward-Looking Statements, page iv

Comment 4: We note your reference to Section 27A and Section 21E of the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Regulation M-A telephone interpretation of M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please refrain from referring to such safe harbor provisions in any future press releases or other communications relating to this tender offer.

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August 25, 2006

Response 4: We will comply with this comment by refraining from referring to such safe harbor provisions in any future press releases or other communications relating to this tender offer.

Summary, page 1

Comment 5: We note your indication here and elsewhere in the Offering Circular that “[f]rom September 2005 through July 2006, [you] completed privately negotiated transactions with Note holders resulting in the early conversion of $281.8 million principal amount of the Notes . . . into Common Stock.” We note that Rule 13e-3(a)(4) defines a “Rule 13e-3 transaction” as “any transaction or a series of transactions involving one or more of the transactions described in [Rule 13e-3(a)(4)(i)].” Please supplementally tell us why these prior purchases should not constitute the first step in a series of transactions that constitute a going private transaction such that a Schedule 13E-3 should have been filed to reflect such purchases. Further, because you have engaged in purchases at different prices over a specific period of time, advise us why the successive offers should not be viewed as one continuous tender offer in which the highest amount of consideration should be made available to all security holders.

Response 5: We believe that the privately negotiated transactions from September 21, 2005 through July 7, 2006 (the private transactions) are separate from and do not constitute part of the offer described in the Offering Circular (the offer) for the following principal reasons:

•	The company entered into less than 20 private transactions with Note holders;

•
In connection with the private transactions, the company did not engage in a widespread solicitation of the Note holders; moreover, in the private transactions, the Note holders initiated contact with the company;

•	The terms of the private transactions were each individually negotiated, and we did not impose the same terms in all transactions;

•	In the private transactions, the Note holders, all of whom are large, institutional holders, were not subject to any time (or other) pressure to enter into the transactions;

•	No publicity accompanied the private transactions; and

•
About half of the private transactions, which related to $188.4 million principal amount of the Notes, were entered into almost one year ago when our Common Stock price ranged from $42 to $49. The closing price of our Common Stock was $54.50 the day before we commenced the offer.

    SEC Guidance and Judicial Decisions. Rule 14e-5 (formerly Rule 10b-13) prohibits a person conducting a tender offer from purchasing securities outside of the tender offer. In the 1969 release adopting the predecessor rule, the SEC stated that purchases made prior to the commencement of a tender offer are not “specifically prohibited” by the rule. In addition, in its

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August 25, 2006

1999 adopting release, the SEC agreed with commentators that private negotiations with security holders do not trigger the commencement of the rule’s restricted period during which purchases by a tender offeror outside of the tender offer are prohibited; i.e., private negotiations with some security holders are not to be integrated with the subsequent formal tender offer (if any) for purposes of the rule.

In a 1981 interpretive release relating to going-private transactions under Rule 13e-3, the SEC clarified that a transaction effected with a view to increase the probability of success of reducing the aggregate expense of, or otherwise facilitating, the result sought to be achieved would be a part of a series of transactions constituting a Rule 13e-3 transaction. However, the private transactions were not made in anticipation of or to facilitate the offer; indeed the Company did not formulate a plan to implement the offer until well after the last of the private transaction had been completed. In addition to the factors discussed above in this Response 5, we believe that the private transactions are separate from, and do not constitute part of, the offer because they were not effected by the Company in furtherance of a series of actions that have a reasonable likelihood of producing, directly or indirectly, any of the 13e-3(a)(4)(ii) effects.

Our research revealed no cases, either in the issuer or third-party tender offer context, in which a court integrated prior purchases with a subsequent formal tender offer. There is one case, Heine v. The Signal Companies, Inc.1 , in which integration was addressed in the context of an issuer tender offer. The court held that the issuer’s initial purchase from a stockholder group was a purely privately-negotiated purchase and was “readily distinguishable” from the subsequent formal tender offer. In that case, the time period between the initial purchase and the subsequent tender offer was seven calendar days. Several other cases involve third-party purchases of a company’s stock, specifically, open-market or privately-negotiated purchases, followed by a formal tender offer by the third party.2  The claim in each of these cases was that the initial open-market or private purchases and subsequent formal tender offer were in fact one tender offer, and thus the purchaser violated the tender offer rules. In each case, however, the court refused to integrate the initial purchases and subsequent formal tender offer. In these cases, the time periods between the initial purchases and the subsequent tender offers ranged from three calendar days to three months.3

Comment 6: In your discussion under the Company Overview, please provide us with the “latest available data” indicating that Grasberg minerals district contains “the largest single copper reserve and the largest single gold reserve of any mine in the world.”

Response 6: The latest available data on August 23, 2006, indicating that the Grasberg minerals district is (a) the “largest single copper reserve” is year-end 2004 recoverable copper
                               .
1 1977 U.S. Dist. LEXIS 17071 (S.D.N.Y. 1977).
2 See Gulf & Western Industries, Inc. v. Great Atlantic & Pacific Tea Co., Inc., 356 F. Supp. 1066 (S.D.N.Y. 1973); General Host Corp. v. Triumph American, Inc., 359 F. Supp. 749 (S.D.N.Y. 1973); Copperweld Corp. v. Imetal, 403 F.Supp. 579 (W.D. Pa. 1975); Sunshine Mining Co. v. Great Western United Corp., 1977 U.S. Dist. LEXIS 16225 (D. Idaho 1977); and Zeidman v. J. Ray McDermott & Co., Inc., 1978 U.S. Dist. LEXIS 16920 (E.D. La. 1978).
3 Gulf & Western (two week interim period); General Host Corp. (three week interim period); Copperweld Corp. (three month interim period); Sunshine Mining (three calendar day interim period); and Zeidman (three month interim period).

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reserves reported by Brook Hunt and (b) the “largest single gold reserve” is year-end 2005 recoverable gold reserves reported by CPM Group. In response to your Comment 6, we are supplementally providing a copy of the spreadsheets prepared by each of Brook Hunt and CPM Group as Documents 6.1 and 6.2, and for which we expressly request confidential treatment for business purposes.

Summary of the Offer, page 3

Comment 7: In the answer that appears under the questions “Will tendering holders of the Notes receive the supplemental dividend payable on September 29, 2006?” please revise to clarify that you are referring to the dividend payable to holders of common stock and that if the offer is extended, for any reason, beyond September 11, 2006 it is possible that the supplemental dividend payable on September 29, 2006 will not be paid to holders of Notes who have converted their Notes into shares of Common Stock.

Response 7: We will comply with this comment by revising the Offering Circular to read as follows (revised language underlined):

Q: Will tendering holders of the Notes receive the supplemental dividend payable to holders of Common Stock on September 29, 2006?

A: Yes. We expect that tendering holders will be entitled to receive the supplemental dividend of $0.75 per share payable to holders of Common Stock on September 29, 2006, because the Notes tendered in the offer are expected to be converted into Common Stock on September 11, 2006, which is prior to the September 14, 2006 record date for payment of the supplemental dividend. If, for any reason, the offer is extended beyond September 11, 2006, it is possible that the supplemental dividend payable on September 29, 2006, will not be paid to holders of Notes who have converted their Notes into shares of Common Stock.

Comment 8: In the discussion that appears under “What will happen to your Notes if you do not participate in the offer?” revise to elaborate upon what you mean when you indicate that “the Notes may no longer meet the requirements of the New York Stock Exchange for continued listing.”

Response 8: We will comply with this comment by revising the relevant Q&A to read as follows (revised language underlined):

  Q: What will happen to your Notes if you do not participate in the offer?

A: If you do not tender your Notes for conversion in the offer, they will remain outstanding and will initially remain listed on the New York Stock Exchange under the ticker symbol “FCXF11.” Depending upon the number of Notes

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August 25, 2006

accepted for conversion pursuant to the offer and the number of holders of Notes remaining after consummation of the offer, however, the Notes may no longer meet the requirements of the New York Stock Exchange for continued listing, which would adversely affect the trading market and could adversely affect the market value of the Notes. The New York Stock Exchange could initiate delisting procedures with respect to the Notes if the aggregate market value or principal amount of the Notes is less than $1 million. See “Risk Factors - Risks Related to the Offer and Notes.”

Comment 9: In the discussion that appears under “What is our position on the fairness of the offer, and is our board of directors recommending that you convert your Notes?” We note your indication that your board of directors has determined that the offer is substantively and procedurally fair to the Note holders. Revise to state, if true, that the board also determined that the going private transaction is fair to unaffiliated Note holders (emphasis added). Please make consistent revisions to your reference to the Board’s fairness determination throughout the Offering.

Response 9: Note that all of the Note holders are unaffiliated. In view of this comment, we will revise the relevant Q&A to read as follows (revised language underlined):

Q: What is our position on the fairness of the offer, and is our board of directors recommending that you convert your Notes?

A: For the reasons discussed below, our board of directors has determined that the offer is substantively and procedurally fair to the Note holders, none of whom are directors, officers or affiliates of the company. However, neither we, our board nor any of our advisors or agents is making any recommendation regarding whether or not you should tender Notes in the offer. Accordingly, you must make your own independent determination as to whether or not you wish to tender your Notes. See “Special Factors - Fairness of the Offer.”

Comment 10: In the discussion that appears under “Will we receive any proceeds from the Offer?” your answer to this question is “no.” Consider revising this discussion to indicate what other advantages or disadvantages you may experience as a result of the Offer, notwithstanding the fact that you will not be receiving any proceeds.

Response 10: We will comply with this comment by revising the relevant Q&A to read as follows (revised language underlined):

Q: Will we receive any proceeds from the offer?

A: No. We believe conversion of the remaining Notes pursuant to the offer will strengthen our balance sheet by further reducing our outstanding debt and our interest expense. We also believe that the early conversions will eliminate or reduce the uncertainty associated with whether the Notes will convert into

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equity in the future or whether we will be required to fund the principal amount of the Notes at maturity.

Comment 11: In the discussion that appears under “How will you be notified if the offer is extended or amended?” you refer readers to “The Offer” for more information regarding notification of extensions or amendments to the offer, however, it does not appear that a more thorough discussion of this topic is contained elsewhere in the Offering Circular. Please revise or advise. For example, you should revise your discussion to state that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. For guidance, refer to footnote 70 of Exchange Act Release No. 34-23421 (July 11, 1986). Also revise to indicate the period of time you are required to extend in the event there is a change in price or a change in the percentage of existing Notes sought. See Rules 13e-4(f)(1) and 14e-1(b).

Response 11: We will comply with this comment by adding the following paragraphs under the subsection entitled “Terms of the Offer” in the section entitled “Offer” on page 28 (revised language underlined):

We will make payment for Notes converted in the offer promptly following the date that Notes are accepted by us for conversion. We expect to make payment for Notes converted in the offer on the second business day after the expiration date of the offer. However, we can provide no assurance that we will be able to make payment on that date.

If any material change occurs in the offer, including the waiver of a material condition, we could be required to extend the offering period so that at least five business days remain in the offer after such material change. In the event that there is a change in the Conversion Premium or a change in the percentage of existing Notes sought, we could be required to extend the offering period so that at least ten business days remain in the offer after such change.

In the event the offering period is extended or amended, we will issue a press release or otherwise publicly announce any extension or amendment. The release or announcement of an extension will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the offer.

Subject to your right to withdraw your Notes tendered for conversion, we can amend the terms of the offer and any amendment will apply to the Notes tendered pursuant to the offer. In addition, we can waive any condition to the offer and accept any Notes tendered for conversion and payment. Furthermore, we reserve the right at any time to terminate the offer and not accept for conversion any Notes tendered for conversion pursuant to the offer for any of the reasons set forth below under “- Conditions to the Offer” ~~or for any other reason or no reason at all~~.

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Special Factors, page 17

Comment 12: Consider whether it might be appropriate to move this discussion in front of your discussion regarding “Risk Factors” and “Summary Description of Common Stock.” See Rule 13e-3(e)(1)(ii), which requires that the information required by Items 7, 8, and 9 of Schedule 13E-3 be prominently disclosed in a “Special Factors” section in the front of the disclosure document.

Response 12: We will comply with this comment by moving the section entitled “Special Factors” in front of the discussion regarding “Risk Factors” and “Summary Description of Common Stock.”

Background of and Reasons for the offer, page 17

Comment 13: Please expand your disclosure to provide a discussion of the background of the tender offer to describe all meetings, negotiations, contacts, etc. among board members, management and/or third parties. In doing so, please identify the participants in and initiators of each meeting or contact and the date of each meeting. In particular, we note the following:

•
How did the Company, either via the board and/or management, make its determination that the “conversion of the remaining Notes pursuant to the offer will strengthen [y]our balance sheet by further reducing [y]our outstanding debt . . .” What members of management and/or the board are involved in this determination? Discuss the role of the individuals who will control the company after the transaction and describe how they participated in structuring the terms of the transaction.

•	How many holders of Notes are there? How many do you need to accept the offer in order to pursue termination of the registration of the Notes?

•	Elaborate upon the methodologies that you discussed with your financial advisor, providing qualified disclosure if possible.

•	When did the board make its fairness determination?

Response 13: We will comply with this comment by revising the section entitled “Background of and Reasons for the Offer” as set forth below (revised language underlined). In addressing the second question in the second bullet, we revised our disclosures under “Plans of the Company after the Offer; Effects of the Offer,” which we set forth in Response 15.

Background of and Reasons for the Offer

The offer is part of our comprehensive plan to reduce our debt and simplify our capital structure. The purpose of the offer is to induce conversion of the remaining outstanding Notes in the principal amount of $293.2 million. We believe conversion of the remaining Notes pursuant to the offer will strengthen

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our balance sheet by further reducing our outstanding debt and our interest expense. We also believe that the early conversions will eliminate or reduce the uncertainty associated with whether the Notes will convert into equity in the future or whether we will be required to fund the principal amount of the Notes at maturity.

In deciding to make the offer, we considered the fact that the trading prices of the Notes have become increasingly more correlated with the trading prices of our Common Stock due to the substantial increase in the trading price of our Common Stock since the Notes were issued. See “Determination of Conversion Premium” and“Price Ranges for Notes and Common Stock and Quarterly Cash Dividends.”

Original Issuance of the Notes. We originally issued the Notes in the aggregate principal amount of $575.0 million at an issue price of $1,000 per Note in a private placement in February 2003. The conversion price of $30.872 represented a 70 percent premium over the closing price of our Common Stock at the time of the transaction. Following the private placement, we filed with, and the Securities and Exchange Commission declared effective on April 30, 2003, a registration statement on Form S-3 pursuant to which holders of the Notes were able to resell the Notes or shares of our Common Stock into which the Notes are convertible. We then registered the Notes under Section 12(b) of the Securities Exchange Act of 1934 and listed the Notes for trading on the New York Stock Exchange.

Debt Reduction. At December 31, 2003, we had total debt of approximately $2.2 billion. We subsequently completed a series of transactions to reduce our debt and our total debt at June 30, 2006 approximated $1.1 billion. The following debt transactions were completed in 2005 and 2006:

• Prepayment of $187.0 million of bank debt;

•	Purchases in open market transactions of

o  $227.6 million of 10⅛% Senior Notes for $251.8 million;

o  $11.1 million of 7.50% Senior Notes due 2006 for $11.5 million; and

o  $4.4 million of 7.20% Senior Notes due 2026 for $4.1 million;

•	Privately negotiated transactions to induce conversion of $281.8 million of the Notes as described further below under “Privately Negotiated Transactions”;

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•	Mandatory redemption of $167.4 million of our Gold-Denominated Preferred Stock, Series II for $236.4 million; and

•	Mandatory redemption of $25.0 million of our Silver-Denominated Preferred Stock for $43.2 million.

We have continued to assess opportunities to further reduce our debt in advance of scheduled maturities. As part of this process, we have considered transactions to induce conversion of the Notes.

Similar Transactions. In 2003, we engaged a financial advisor and privately negotiated the early conversion of 51.5 percent of our then outstanding 8¼% Convertible Senior Notes due January 2006 resulting in the early conversion of $311.1 million of our debt into equity. In January 2004, we engaged a financial advisor and completed a tender offer for the remaining 8¼% Convertible Senior Notes resulting in the early conversion of $225.8 million of our debt into equity.

Consideration of Induced Conversions of the Notes. Based on our experience with the induced conversions of our 8¼% Convertible Senior Notes and as part of our efforts to reduce our debt in advance of the scheduled maturities, during the second quarter of 2005, our management team began to consider transactions to induce conversion of the Notes, which mature in 2011. In June 2005, based on the recommendation of our President and CEO, our board of directors authorized our senior management team (our Chairman, President and CEO and our Chief Financial Officer) to pursue transactions to induce conversions of the Notes. Our senior management began authorizing us to enter into privately negotiated transactions in September 2005.

Privately Negotiated Transactions. From September 2005 through the first week of July 2006, we completed privately negotiated transactions with Note holders resulting in the early conversion of $281.8 million principal amount of the Notes (or approximately 49% of the Notes originally issued) into Common Stock as described in further detail below.

During September of 2005, we completed ten privately negotiated transactions with Note holders resulting in the early conversion of $188.4 million principal amount of the Notes (or approximately 32.8% of the Notes then outstanding) into our Common Stock. In these transactions, the holders converted their Notes into 6.1 million shares of our Common Stock and received $19.2 million in cash, which amount included unpaid interest on the Notes through the date of the transactions and cash premiums paid to Note holders. The amounts of the cash premiums ranged from $94.40 to $100.70 per $1,000 principal amount of Notes converted, and the average cash premium was $96.90 per $1,000 principal

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amount of Notes converted. Our Common Stock price during this period ranged from $42 to $49.

During the 4th quarter of 2005, we completed five privately negotiated transactions with Note holders resulting in the early conversion of $62.9 million principal amount of the Notes (or approximately 16.3% of the Notes then outstanding) into our Common Stock. In these transactions, the holders converted their Notes into 2.0 million shares of our Common Stock and received $5.9 million in cash, which amount included unpaid interest on the Notes through the date of the transactions and cash premiums paid to Note holders. The amounts of these cash premiums ranged from $70.20 to $93.40 per $1,000 principal amount of Notes converted, and the average cash premium was $79.90 per $1,000 principal amount of Notes converted. Our Common Stock price during this period ranged from $44 to $56.

In January of 2006, we completed one privately negotiated transaction with a Note holder resulting in the early conversion of $11.0 million principal amount of the Notes (or approximately 3.4% of the Notes then outstanding) into our Common Stock. In this transaction, the holder converted its Notes into 0.4 million shares of our Common Stock and received $0.8 million in cash, which amount included unpaid interest on the Notes through the date of the transaction and a cash premium paid to the Note holder. The amount of the cash premium was $49.70 per $1,000 principal amount of Notes converted. Our Common Stock price at the time of negotiating this transaction was approximately $58.

In April of 2006, we completed one privately negotiated transaction with a Note holder resulting in the early conversion of $5.0 million principal amount of the Notes (or approximately 1.6% of the Notes then outstanding) into our Common Stock. In this transaction, the holder converted its Notes into 0.2 million shares of our Common Stock and received $0.3 million in cash, which amount included unpaid interest on the Notes through the date of the transaction and a cash premium paid to the Note holder. The amount of the cash premium was $44.40 per $1,000 principal amount of Notes converted. Our Common Stock price at the time of negotiating this transaction was approximately $62.

During the first week of July of 2006, we completed one privately negotiated transaction with a Note holder resulting in the early conversion of $14.5 million principal amount of the Notes (or approximately 4.7% of the Notes then outstanding) into our Common Stock. In this transaction, the holder converted its Notes into 0.5 million shares of our Common Stock and received $1.3 million in cash, which amount included unpaid interest on the Notes through the date of the transactions and a cash premium paid to the Note holder. The amount of the cash premium was $65.00 per $1,000 principal amount of Notes converted. Our Common Stock price at the time of negotiating this transaction was approximately $57.

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The Offer. At the end of July, several weeks after completion of the last private transaction, our CFO and CEO began considering the potential transaction. At our Board of Directors meeting on August 1, 2006, our CEO reported on the potential tender offer for the induced conversion of the remaining Notes. During the first week of August, our CEO and our CFO, working with our financial advisor, established the Conversion Premium for the offer, and our board then approved proceeding with the offer with the Conversion Premium. For information regarding the methodology that we used to determine the Conversion Premium, see “Determination of Conversion Premium.” We commenced the offer on August 10, 2006 to the remaining approximately 150 holders of the Notes.

None of our directors, officers or affiliates holds any Notes. If all of our outstanding Notes are converted in the offer, we will issue 9.5 million shares of our Common Stock and will then have approximately 197.1 million outstanding shares of Common Stock. Thus, we do not anticipate any changes in our present board of directors or management following the completion of this offer.

Comment 14: It does not appear that you discuss alternatives to the offer. If you did not consider other alternatives to enhance Note holder value, then you should clearly disclose that you considered only this transaction as an option and describe why you did not consider and seek other alternatives. See Item 1013(b) of Regulation M-A.

Response 14: The purpose of the offer is to induce conversion of the remainder of the outstanding Notes into Common Stock. We will comply with this comment by revising the language in the section entitled “Special Factors” as follows (revised language underlined):

The purpose of the offer is to induce conversion of the Notes that were not converted into Common Stock in the privately negotiated transactions referred to above. We believe conversion of the remaining Notes pursuant to the offer will strengthen our balance sheet by further reducing our outstanding debt, while also reducing our interest expense and eliminating or reducing the uncertainty and potential effects on the market for our Common Stock associated with the possible future conversion of the Notes. We considered this tender offer as the best way to induce the Note holders to convert their Notes into Common Stock. No alternatives were considered.

Plans of the Company after the Offer; Effects of the Offer, page 17

Comment 15: Please revise this discussion to discuss whether the offer will have the effect of causing the Notes to be eligible for termination of registration under Section 12(g)(4) of the Act and, if so, the effect of the termination. You mention that registration may be terminated, however, you do not advise readers whether or not you intend to pursue such termination and, if so, the effects of termination. For example, please revise to address whether the advantages of being a reporting company, such as the rights and protections that the federal securities laws

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give to shareholders of public companies, will be impacted as a result of the Offer. We presume that you will continue to be a reporting company with respect to the other classes of securities you have registered under the Exchange Act but you should advise holders of this fact.

Response 15: We will comply with this comment by revising the relevant language in the section entitled “Plans of the Company after the Offer; Effects of the Offer” to read as follows (revised language underlined):

The Notes are currently registered under the Exchange Act. There are approximately 150 Note holders. Registration of the Notes may be terminated by us upon application to the SEC pursuant to Section 12 of the Exchange Act if the Notes are not held by more than 300 ~~or more~~ holders of record nor listed on a national securities exchange. All Notes tendered in the offer will be retired and cancelled. We do not intend to pursue the termination of the registration of the Notes; however, as previously stated, the New York Stock Exchange could initiate delisting procedures with respect to the Notes if the aggregate market value or principal amount of the Notes is less than $1 million.  Regardless of whether the registration of the Notes is terminated, we will continue to be subject to reporting and other obligations arising with respect to other classes of our securities.

Determination of Conversion Premium, page 18

Comment 16: How was the amount of consideration to be offered per share arrived at? You indicate on page 17 that you “considered the fact that the trading prices of the Notes have become increasingly more correlated with the trading prices of [y]our Common Stock due to the substantial increase in the trading price of [y]our Common Stock since the Notes were issued.” How did your consideration of this fact impact how you arrived at the amount of consideration you are offering to Note holders?

Response 16: We will comply with this comment by revising the section entitled “Determination of Conversion Premium” to read as follows (revised language underlined):

Determination of Conversion Premium

We have structured the offer to give Note holders the opportunity to receive a combination of cash and Common Stock that we believe, after consultation with our financial advisor, is more advantageous to Note holders than the rights Note holders would possess if they refrained from tendering in the offer (or if we elected not to make the offer).

      The Notes represent a hybrid security that is part debt and part equity. When our Common Stock trades at prices significantly greater than the conversion price of the Notes ($30.872), the trading price of the Notes is primarily determined by the underlying value of the shares of Common Stock into which the Notes are convertible. For example, on August 2, 2006, the last sales

Securities and Exchange Commission
August 25, 2006

price of Notes reported on Bloomberg L.P. was $188.217 per $100 principal amount, or $1,882.17 per $1,000 principal amount. The closing price of our Common Stock on this date was $56.32. Each Note is convertible into approximately 32.3918 shares of Common Stock. As a result, the underlying value of the shares of Common Stock into which each Note is convertible was $1,824.31 (32.3918 x $56.32). Thus the remaining value would be approximately $58 per Note, or the difference between the trading value of the Notes ($1,882.17) and the underlying value of the shares of Common Stock ($1,824.31).

The Conversion Premium being offered is intended to provide a cash incentive for conversion and to compensate the Note holders for the present value of the remaining interest payments reduced by the present value of future dividends on the Common Stock into which the Notes would be converted, assuming that we pay the supplemental dividend of $0.75 payable on September 29, 2006, and we pay our regular dividend of $1.25 per year through the maturity date of the Notes.

During the two days preceding the offer, we consulted with our financial advisor to evaluate the Conversion Premium. We considered the recent trading prices of the Notes and our Common Stock, the remaining interest payments on the Notes, and the potential future dividends on the Common Stock into which the Notes would be converted. We also considered the appropriate amount of an additional cash incentive to provide and concluded that a Conversion Premium of $90 per $1,000 principal amount of the Notes would be an appropriate amount.

Non-tendering holders will continue to receive interest on their Notes to (but excluding) the redemption date or, in the event of conversion, through the interest payment date preceding the conversion date. Tendering holders, on the other hand, would forego the receipt of any further interest on the Notes after the conversion date but would receive dividend payments with respect to the Common Stock received in the offer (assuming our board continues the policy described below in “Dividend Policy”).

Fairness of the Offer, page 18

Comment 17: In your discussion of Substantive Fairness - Amount of Payments, please revise to quantify the difference between the foregone interest less the projected amount of the holders’ cash dividends with respect to the Common Stock received in the offer, for which you indicate the conversion premium is designed to compensate.

Response 17: We will comply with this comment by revising the section in the Offering Circular entitled “Substantive Fairness—Amount of Payments” to read as follows (revised language underlined):

Securities and Exchange Commission
August 25, 2006

Substantive Fairness

In making its determination regarding the substantive fairness of the offer, the board, upon management’s recommendation, considered a number of factors, including the following:

•
Amount of Payments. As indicated in the preceding section entitled “Determination of Conversion Premium,” the board believes that the Conversion Premium has been calculated to offer Note holders a combination of cash and Common Stock that is more advantageous than the rights a Note holder would possess if it refrained from tendering in the offer (or if we elected not to make the offer). The total amount of the remaining interest payments on each Note would be $311.11, and the total amount of dividends on the Common Stock into which each Note would be converted, assuming that we pay the supplemental dividend of $0.75 payable on September 29, 2006, and we pay our regular dividend of $1.25 per year through the maturity date of the Notes, would be $204.00. The Conversion Premium is intended to compensate the Note holder for the present value of this differential plus provide an additional cash incentive.

Comment 18: In your discussion of the Substantive Fairness - Financial Advisor, please elaborate upon why you did not seek a report, opinion or appraisal from your advisor.

Response 18: We will comply with this comment by revising the section entitled “Substantive Fairness - Financial Advisor” by adding the following two sentences:

None of the Note holders are directors, officers, or affiliates of the company. Our management team is familiar with the valuation methodology (see “Background of and Reasons for the Offer”); and we do not believe that a report, opinion, or appraisal from our financial advisor is warranted for this type of transaction.

Comment 19: In your discussion of the Substantive Fairness - Other Factors, please revise to explain how the current and historical trading prices of the Notes and Common Stock assisted you in arriving at the fairness of the Conversion Premium. In doing so, please provide quantified information where possible. For example, we note that the trading prices of the Notes over the last two years are well in excess of the Conversion Premium. Explain how you determined the Conversion Premium to be fair notwithstanding this trend.

Response 19: We will comply with this comment by revising the section in the Offering Circular entitled “Substantive Fairness—Other Factors” to add a cross reference to the section entitled “Determination of Conversion Premium” as set forth in Response 16 (see our Response 20 below). In addition, please note that the Conversion Premium only represents a small portion of the trading prices of the Notes. We recognize that the Conversion Premium is expressed in terms of each Note in the principal amount of $1,000 but the sales prices reported by Bloomberg L.P. and reflected on page 21 of the Offering Circular are reported per $100 principal amount of

Securities and Exchange Commission
August 25, 2006

the Notes. To address this issue, we will clarify that the trading prices of the Notes on page 21 are reported per $100 principal amount of Notes as follows (revised language underlined):

Our Notes trade on the New York Stock Exchange under the symbol “FCXF11.” The following table sets forth for the period indicated the range of high and low sales prices per $100 principal amount of our Notes since the first quarter of 2004 as reported by Bloomberg L.P.

Comment 20: In the same discussion, we note your indication that you did not take into account going concern value, liquidation value, book value or similar value. Please revise to explain why, as the factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. See Exchange Act Release 17719 (April 13, 1981).

Response 20: We will comply with this comment by revising the bullet titled “Other Factors” to read as follows (revised language underlined):

•
Other Factors. The board also considered current and historical trading prices of the Notes and Common Stock (see “Determination of Conversion Premium”) and information provided by management concerning our business, financial condition, results of operations, current business strategy, future business prospects, and material risk exposures. In the context of this transaction, the board did not deem it necessary or relevant to consider the value of the offer’s consideration as compared to going concern values, liquidation values, book values or similar values. Our board believes that the current and historical trading prices of our Common Stock are a better indicator of the value of the Notes in the context of this transaction than the “going concern” value since no sale of the company is contemplated. Similarly, our board did not consider liquidation values as a factor because the company is a viable going concern business, the trading history of our Common Stock is an indication of its value as such, and no liquidation of the company is envisioned. Finally, our board did not consider net book value a material indicator of value because it understates the company’s value as a going concern, is instead indicative only of historical costs, and, as noted above, no sale of the company is contemplated.

Comment 21: In addition, in response to Item 1002(f) of Regulation M-A, please revise to discuss the purchase prices that were paid in the purchases you made. Considering some of the prices paid over the last year exceed the Conversion Premium, tell us how you determined that the price you are offering presently is substantively fair.

Response 21: We will comply with this comment by revising the section in the Offering Circular entitled “Substantive Fairness” to add the following (revised language underlined):

The conversion premiums paid in the privately negotiated transactions (see “Background of and Reasons for the Offer”) differ from the Conversion

Securities and Exchange Commission
August 25, 2006

Premium because market conditions have changed, including the trading prices of the Notes and Common Stock, and because the difference between remaining interest payments and potential future dividends on the underlying Common Stock has changed.

Comment 22: In your discussion of Procedural Fairness - Conversion Price, revise to explain how the original conversion price, which was determined in 2003, is relevant to your discussion of the procedural fairness of the offer.

Response 22: We will comply with this comment by revising the section in the Offering Circular entitled “Procedural Fairness—Conversion Price” to read as follows (revised language underlined):

•
Conversion Price. The board noted that the $30.8720 conversion price, subject to adjustment, applicable to the offer was negotiated at arm’s-length in 2003 when the Notes were originally issued and represented a 70 percent premium over the closing price of our Common Stock at that time. As discussed in “Determination of the Conversion Premium,” the conversion price determines the number of underlying shares of Common Stock into which the Notes may be converted.

Comment 23: We note that you indicate under Item 8 of your Schedule 13E-3 that none of your non-employee directors have retained an unaffiliated representative to act on behalf of the unaffiliated security holders of the Company. Please revise to explain why in the context of your determination that the offer is procedurally fair.

Response 23: As previously stated in our Responses 9 and 13, none of the Note holders are directors, officers or affiliates of the Company. Moreover, as noted in Response 13, if all of our outstanding Notes are converted in the offer, we will issue 9.5 million shares of our Common Stock and will then have approximately 197.1 million outstanding shares of Common Stock. Thus, we do not anticipate any changes in our present board of directors or management following completion of this offer.

Comment 24: You indicate that the discussion of fairness is “intended to address the principal factors upon which the board based its determination that the offer is fair to all Note holders.” Please confirm that the discussion is that of the material, as opposed to principal, factors, consistent with Item 1014(b) of Regulation M-A.

Response 24: We will comply with this comment by revising the language as follows (revised language underlined):

It is intended to address the material factors upon which the board based its determination that the offer is fair to all Note holders.

Securities and Exchange Commission
August 25, 2006

The Offer, page 28

Terms of the Offer, page 28

Comment 25: You indicate that “you can provide no assurance that [you] will be able to make payment on [the second business day after the expiration date of the offer.]” Considering your obligation to pay the consideration promptly following the expiration of the offer, please revise to remove this statement or advise us as to how you intend to satisfy prompt payment pursuant to Rule 14e-1(c).

Response 25: We will comply with this comment by deleting the sentence that states as follows (revised language with strike through):

~~However, we can provide no assurance that we will be able to make payment on that date.~~

Comment 26: In the penultimate paragraph of this section, you indicate that you may acquire additional Notes through various means, including a tender offer, under terms that may be more or less favorable than the terms of this offer. Please confirm that any such purchase will comply with Rule 13e-4(f)(6).

Response 26: We confirm that the acquisition of additional Notes through various means, including a tender offer, under terms that may be more or less favorable than the terms of this offer, will comply with Rule 13e-4(f)(6).

Conditioning of the Offer, page 29

Comment 27: It is not clear from the disclosure by when the conditions you set forth must be satisfied. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived on or before the expiration of the offer.

Response 27: We will comply with this comment by revising the language on page 29 under the section titled “Conditions to the Offer” as follows (revised language underlined):

All conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived on or before the expiration of the offer. If any of these conditions are not satisfied or waived by us, we will not be obligated to accept for conversion and payment any Notes properly tendered for conversion pursuant to the offer. However, even if all of these conditions are satisfied, we reserve the right to terminate the offer for any or no reason and not accept any Notes properly tendered for conversion pursuant to the offer.

    Comment 28: A tender offer may only be subject to conditions that are not within the direct or indirect control of the issuer and are drafted with sufficient specificity to allow for

Securities and Exchange Commission
August 25, 2006

objective verification that the conditions have been satisfied. In this regard, revise the second bullet points to remove the reference to “threatened” as it is unclear how these actions could be objectively determined. Further, please consider quantifying your reference to “material adverse change” in the trading price of your Notes and Common Stock so that it is clear what you mean by this reference.

Response 28: We will comply with this comment by deleting the reference to the term “threatened” in the second bullet point. We have considered the additional comment regarding our reference to quantifying our reference to “material adverse change” together with Comment 29. We have concluded that we should not quantify our reference to “material adverse change.”

Comment 29: In the last sentence of this section, and elsewhere in the Offering Circular, you indicate that you “reserve the right to terminate the offer for any reason or no reason.” This reservation appears to be so broad as to render the offer illusory. Please advise us under what circumstances, other than failure of a condition, you intend to terminate the offer or revise to clarify that you may only terminate the offer upon the failure of a condition.

Response 29: We will comply with this comment by revising the following paragraph to clarify that we may only terminate the offer upon the failure of a condition (revised language underlined and with a strike through):

If any of these conditions are not satisfied or waived by us, we will not be obligated to pay the Conversion Premium ~~accept for conversion and payment any Notes properly tendered for conversion pursuant to the offer~~ and ~~However, even if all of these conditions are satisfied,~~ we reserve the right to terminate the offer. ~~for any or no reason and not accept any Notes properly tendered for conversion pursuant to the offer.~~

In connection with this comment we will also add the following sentence in the section entitled “Conditions to the Offer” as follows (revised language underlined):

•
as a result of any event described in the preceding bullet points, or any other events, our Board reasonably concludes (together with a legal opinion of counsel to such effect) that the exercise of its fiduciary duties requires us to terminate the offer.

Acceptance of Notes for Conversion and Payment; Delivery of Common Stock, page 31

Comment 30: Revise your disclosure to clarify that you will pay the consideration “promptly” following the expiration of the offer, not after acceptance of the Notes for exchange. Refer to Rules 13e-4(f)(5) and 14e-1(c). Similarly revise the disclosure that appears throughout the document to clarify that you will return the Notes not accepted for exchange “promptly,” not “as promptly as practicable,” following the expiration or termination of the offer.

Securities and Exchange Commission
August 25, 2006

Response 30: We will comply with this comment by revising the Offering Circular to clarify that we will pay the consideration “promptly following the expiration of the offer” instead of “after acceptance of the Notes for exchange.” We will also comply with this comment by revising the Offering Circular to clarify that we will return the Notes not accepted for exchange “promptly” instead of “as promptly as practicable.”

Certain United State Federal Income Tax Considerations, page 32

Comment 31: Rather than refer to “certain” tax considerations in your heading and the disclosure that follows, please refer to “material” tax considerations. Further, we note that you have included a disclaimer referring to IRS Circular 230. We object to the inclusion of this disclaimer because investors must be able to rely on the information contained in your offering circular. We do not object to a statement that each investor should consult his tax advisor to discuss the tax consequences of owning shares in view of his particular situation. In future communications, please remove this disclaimer or tell us why you believe it is necessary.

Response 31: We will comply with this comment by revising the section to refer to “material tax considerations.” With respect to your comment regarding IRS Circular 230, we first bring to your attention that the Circular 230 disclaimer does not state that the investor cannot rely upon the information. It merely states that the discussion cannot be used by the investor for the purpose of avoiding penalties that may be imposed upon the investor under the Internal Revenue Code. The tax discussion is not intended to be a tax “opinion” as described under Circular 230. In order to make that section more clear, we will revise it to read as follows (revised language underlined):

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general tax discussion that summarizes the material U.S. federal income tax consequences applicable to (1) holders that convert their Notes into Common Stock pursuant to the offer and (2) holders of Notes that elect not to participate in the offer.

THIS DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF IRS CIRCULAR 230) BY FREEPORT-McMoRan COPPER & GOLD INC. OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN. THIS DISCUSSION IS NOT INTENDED TO BE A FORMAL TAX OPINION. AS SUCH, THIS DISCUSSION IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE INTERNAL REVENUE CODE. YOU SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR BASED ON YOUR PARTICULAR CIRCUMSTANCES.

This discussion applies to you only if you are a U.S. Holder and acquired the Notes in the original offering and you hold your Notes (and will hold the

Securities and Exchange Commission
August 25, 2006

Common Stock you receive in the offer) as capital assets for U.S. federal income tax purposes.

Tendering U. S. Holders, page 33

Comment 32: You indicate that you “intend to treat the Conversion Premium as additional consideration for the Notes,” however, you also indicate that the tax treatment is unclear. Revise to disclose how you determined to elect this tax treatment.

Response 32: We will comply with this comment by revising the relevant language to read as follows (revised language underlined):

Such amounts may be treated as additional consideration for the Notes, in which case such payments would be taken into account in the manner described below, or such payments may be treated as a separate fee that would be subject to tax as ordinary income. Because we are paying the Conversion Premium to you to induce you to convert your Notes into Common Stock, the Conversion Premium is an essential element of the conversion of the Notes into Common Stock, and we intend to treat the Conversion Premium as additional consideration for the Notes.

Where You Can Find Additional Information, page 37

Comment 33: In the penultimate paragraph, you attempt to “forward incorporate” by reference any future filings filed by the S.E.C. from the date of this offer until it is completed. However, Schedule 13E-3 does not permit forward incorporation by reference. If the information provided to shareholders in the Offer materially changes, you are under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to shareholders in a manner reasonably calculated to inform them about the change. Please confirm your understanding.

Response 33: We confirm that we understand that Schedule 13E-3 does not permit forward incorporation by reference and that if the information provided to shareholders in the Offer materially changes, we are under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to shareholders in a manner reasonably calculated to inform them about the change.

______________________________________________________________

Note that the Company plans to disseminate a revised Offering Circular to all Note holders five business days prior to the original expiration date of the offer. Accordingly, we would greatly appreciate the Staff’s efforts in assisting us in meeting this timetable.

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to

Securities and Exchange Commission
August 25, 2006

Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters. If you have any questions or comments, please contact me at your earliest convenience at (504) 582-8412.

Sincerely,

/s/ Douglas N. Currault II
Douglas N. Currault II

DNCII/mac

Enclosures

cc: Kathleen L. Quirk

Freeport-McMoRan Copper & Gold Inc.

Supplemental Responses to the
SEC Comment Letter received August 23, 2006

Document Index

Document Title	Response to Comment No.	Document No.	Confidential Treatment Requested
Brook Hunt Report	6	6.1	Yes
CPM Group Report	6	6.2	Yes